UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 20, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 2Q21 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Second quarter of 2021

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB) framework as of 30 June 2021.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements is provided in the “Capital management” section of our Annual Report 2020, which is available under “Annual reporting” at ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.21 (million)	Amount recognized in regulatory capital as of 30.6.21	Amount eligible for the gone concern requirement as of 30.6.21	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG	CH0286864027	07.08.15	USD 1,575	1,671		Perpetual	07.08.25
2	UBS Group AG	CH0331455318	10.08.16	USD 1,100	1,092		Perpetual	10.08.21
3	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.16	USD 340	340		Perpetual	01.03.22
4	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.17	USD 336	336		Perpetual	01.03.23
5	UBS Group AG	CH0400441280	31.01.18	USD 2,000	2,068		Perpetual	31.01.23
6	UBS Group AG	CH0447353704	28.11.18	SGD 700	540		Perpetual	28.11.23
7	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.18	USD 366	366		Perpetual	01.03.24
8	UBS Group AG	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,636		Perpetual	31.01.24
9	UBS Group AG	CH0488506673	27.08.19	AUD 700	529		Perpetual	27.08.24
10	UBS Group AG	CH0495570928	04.09.19	SGD 750	569		Perpetual	04.09.24
11	UBS Group AG	CH0506668869	13.11.19	CHF 275	293		Perpetual	13.11.25
12	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.02.20	USD 301	301		Perpetual	01.03.25
13	UBS Group AG	CH0558521263	29.07.20	USD 750	727		Perpetual	29.07.26
14	UBS Group AG	144A: US902613AD01 RegS: USH42097CB19	10.02.21	USD 1,500	1,460		Perpetual	10.02.31
15	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.02.21	USD 424	424		Perpetual	01.03.26
16	UBS Group AG	144A: US902613AG32 RegS: USH42097CL90	02.06.21	USD 750	746		Perpetual	02.06.26
Total high-trigger loss-absorbing additional tier 1 capital					14,096
1	UBS Group AG	CH0271428309	19.02.15	EUR 1,000	1,194		Perpetual	19.02.22
2	UBS Group AG	CH0271428333	19.02.15	USD 1,250	1,315		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital[4]					2,509
Total additional tier 1 capital					16,605

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.08.12	USD 2,000		2,034	17.08.22
2	UBS AG	CH0244100266	15.05.14	USD 2,500		2,651	15.05.24
Total low-trigger loss-absorbing tier 2 capital						4,686
1	UBS AG, Stamford branch	US870836AC77	21.07.95	USD 251		254	15.07.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		85	18.12.25
3	UBS AG, Stamford branch	US870845AC84	03.09.96	USD 218		207	01.09.26
Total non-Basel III-compliant tier 2 capital[5]						547
Total tier 2 capital						5,232

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.21 (million)	Amount recognized in regulatory capital as of 30.6.21	Amount eligible for the gone concern requirement as of 30.6.21	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,645	24.09.25
2	UBS Group AG	CH0302790123	16.11.15	EUR 1,250		1,503	16.11.22
3	UBS Group AG	CH0310451841	22.02.16	CHF 300			22.02.22
4	UBS Group AG	CH0310451858	22.02.16	CHF 150		159	23.02.26
5	UBS Group AG	CH0314209351	04.03.16	EUR 750		908	04.03.24
6	UBS Group AG	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		2,066	15.04.26
7	UBS Group AG	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000			01.02.22
8	UBS Group AG	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500			01.02.22
9	UBS Group AG	CH0336602930	01.09.16	EUR 1,250		1,515	01.09.26	01.06.26
10	UBS Group AG	CH0341440334	30.11.16	EUR 1,250		1,508	30.11.24	30.11.23
11	UBS Group AG	CH0359915425	20.03.17	EUR 1,750		2,074	20.09.22	20.09.21
12	UBS Group AG	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		2,031	23.05.23	23.05.22
13	UBS Group AG	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		1,002	23.05.23	23.05.22
14	UBS Group AG	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,160	23.03.28	23.03.27
15	UBS Group AG	CH0365501516	18.05.17	CHF 400		438	18.05.24	18.05.23
16	UBS Group AG	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,239	15.08.23	15.08.22
17	UBS Group AG	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		2,039	15.08.23	15.08.22
18	UBS Group AG	CH0409606354	17.04.18	EUR 1,750		2,128	17.04.25	17.04.24
19	UBS Group AG	CH0445624999	09.11.18	JPY 20,000		183	09.11.28	09.11.27
20	UBS Group AG	CH0445624981	09.11.18	JPY 130,000		1,174	08.11.24	08.11.23
21	UBS Group AG	CH0459297435	30.01.19	CHF 400		438	30.01.25	30.01.24
22	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.08.19	USD 1,500		1,541	13.08.30	13.08.29

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2021[1]
USD million, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.21 (million)	Amount recognized in regulatory capital as of 30.6.21	Amount eligible for the gone concern requirement as of 30.6.21	Maturity date	First optional call date
23	UBS Group AG	CH0506668844	04.11.19	USD 148.9[6]		149 [7]	04.11.49	04.11.22
24	UBS Group AG	CH0520042489	29.01.20	EUR 1,500		1,780	29.01.26	29.01.25
25	UBS Group AG	CH0521617321	04.03.20	USD 125.7[6]		128 [7]	04.03.50	04.03.25
26	UBS Group AG	CH0535271214	14.04.20	USD 209.7[6]		180 [7]	14.04.50	14.04.25
27	UBS Group AG	CH0547243250	22.05.20	USD 103.9[6]		87 [7]	22.05.50	22.05.25
28	UBS Group AG	CH0543827189	27.05.20	USD 519.1[6]		441 [7]	27.05.50	27.05.25
29	UBS Group AG	144A: US902613AB45 RegS: USH42097BS52	30.07.20	USD 1,300		1,292	30.07.24	30.07.23
30	UBS Group AG	144A: US902613AC28 RegS: USH42097BT36	30.07.20	USD 1,300		1,260	30.01.27	30.01.26
31	UBS Group AG	CH0558521271	18.08.20	AUD 36.8[6]		24 [7]	18.08.35	18.08.30
32	UBS Group AG	CH0561923860	22.09.20	USD 56.2[6]		49 [7]	22.09.50	22.09.23
33	UBS Group AG	CH0576402181	05.11.20	EUR 1,500		1,732	05.11.28	05.11.27
34	UBS Group AG	CH0579132942	24.11.20	USD 40		39 [7]	24.11.35	24.11.23
35	UBS Group AG	CH0581183594	03.12.20	AUD 45		31 [7]	03.12.35	03.12.23
36	UBS Group AG	CH0587372951	12.01.21	USD 101.2[6]		93 [7]	12.01.51	12.01.26
37	UBS Group AG	CH0588488863	29.01.21	USD 333.8[6]		316 [7]	29.01.51	29.01.26
38	UBS Group AG	144A: US902613AE83 RegS: USH42097CC91	11.02.21	USD 2,000		1,951	11.02.32	11.02.31
39	UBS Group AG	CH0595205524	24.02.21	EUR 1,000		1,168	24.02.28
40	UBS Group AG	CH0595205532	24.02.21	EUR 1,250		1,443	24.02.33
41	UBS Group AG	CH0598928718	24.02.21	CHF 360		389	24.08.29	24.08.28
42	UBS Group AG	US902613AF58	25.02.21	USD 25		25 [7]	25.02.36	25.02.24
43	UBS Group AG	CH0595205490	26.02.21	USD 171.7[6]		169 [7]	26.02.51	26.02.26
44	UBS Group AG	CH0595205508	26.02.21	AUD 90.9[6]		66 [7]	26.02.51	26.02.26
45	UBS Group AG	CH0598928734	04.03.21	USD 40		40 [7]	04.03.36	04.03.24
46	UBS Group AG	CH1112455774	26.05.21	USD 265.9[6]		277 [7]	26.05.51	26.05.26
Total TLAC-eligible senior unsecured debt						39,878

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the capital instruments included in the table above. Instruments are listed according to their issuance date.    2 Instruments available to meet gone concern requirements remain eligible until one year before maturity.    3 Relates to deferred contingent capital plan (DCCP) awards.    4 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    6 Information corresponds to the amortized face amount as of 30 June 2021, and therefore includes the applicable accrual yield.    7 The eligible amounts presented are adjusted for own credit related gains / losses.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020 on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Camp

Title:    Executive Director

Date:  July 20, 2021